FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated September 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date:  September 3, 2007
By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
September 3, 2007

DIRECTORATE CHANGE

New York and Stockholm – September 3, 2007 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, hereby announces that Mr Tope Lawani has tendered his resignation from the Board of Directors of Millicom International Cellular.

Mr Lawani is a Managing Partner of Helios Investment Partners, which makes private equity investments in various sectors, including telecommunications, across sub-Saharan Africa.

 Mr Lawani commented: “I have come to the conclusion that, going forward, the constraints imposed by my directorship at Millicom will make it difficult to continue to fulfill adequately my duties as a Director of Millicom, while also satisfying my obligations to Helios”.

 Mr Daniel Johannesson, Chairman of the Board of Directors commented: “The Board of Millicom regrets that Mr Lawani found it necessary to take this step. He has been a highly competent member of our Board, always providing wise and valuable input to our work.”

Millicom International Cellular S.A. is a global telecommunications group with mobile operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees and representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Daniel Johannesson
Chairman of the Board of Directors

Andrew Best                                            Telephone:  +44 7798 576 378
Investor Relations

Visit our web site at: www.millicom.com